[redacted]

UNITE
SECURITIES AND EX
Washingtc

14048562

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 4 2014
WASH, D.C.
189

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-16198

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sun Life Financial Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

Wellesley Hills (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane F. Jette (781) 446-1208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116-5022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jane F. Jette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun Life Financial Distributors, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE A. CAREY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 31, 2019

Jane F. Jette
Signature

Director, Accounting
Title

Michelle A. Carey
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(SEC I.D. No. 16198)

(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2013 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Sun Life Financial Distributors, Inc.
One Sun Life Executive Park
Wellesley, MA 02481-5699

We have audited the accompanying financial statements of Sun Life Financial Distributors, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc.), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun Life Financial Distributors, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter

As discussed in Note 3 to the financial statements, the accompanying financial statements have been prepared from the separate records maintained by the Company and reflect significant balances and transactions with affiliates. Such financial statements may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company. Our opinion is not modified with respect to this matter.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g, h, and i are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2014

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS		
Cash and cash equivalents	$	25,478,678
Receivable from affiliates		321,256
Deferred federal tax asset - Affiliate		155,014
Deferred state tax asset - Affiliate		6,001
Prepaid Expenses		18,465
TOTAL ASSETS	$	25,979,414
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
State tax payable - Affiliate		2,027,519
Accrued expenses		1,144,135
Restructuring		25,576
Payable to affiliates		76,743
Federal tax payable - Affiliate		538,417
Total liabilities		3,812,390
STOCKHOLDER'S EQUITY:		
Common stock, $100 par value- authorized, 5,000 shares; issued and outstanding, 4,005 shares		400,500
Additional paid-in capital		312,493,362
Accumulated deficit		(290,726,838)
Total stockholder's equity		22,167,024
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	25,979,414

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2013

INCOME:		
Distribution fee income	$	(33,316)
Underwriting fee income		321,256
Investment income		18,116
Total income		306,056
EXPENSES:		
Service fees		1,044,666
Restructuring expenses (Note 6)		(48,072)
Other operating expenses		230,784
Total expenses		1,227,378
LOSS BEFORE INCOME TAX BENEFIT		(921,322)
INCOME TAX BENEFIT (Note 7)		(194,629)
NET LOSS	$	(726,693)

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2013

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE - January 1, 2013	4,005	$ 400,500	$ 312,493,362	$ (290,000,145)	$ 22,893,717
Net loss				(726,693)	(726,693)
BALANCE - December 31, 2013	4,005	$ 400,500	$ 312,493,362	$ (290,726,838)	$ 22,167,024

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF CASH FLOW
YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(726,693)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred federal tax expense		410,188
Deferred state tax expense		28,446
Changes in assets and liabilities:		
Receivable from affiliates		(140,413)
State tax payable/receivable - Affiliate		772,845
Prepaid expenses		(18,465)
Restructuring		(349,211)
Accrued expenses		(119,196)
Payable to affiliates		(263,627)
Federal tax payable/receivable - Affiliate		2,022,765
Miscellaneous liabilities		(1,180)
Net cash provided by operating activities		2,342,152
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,615,459
CASH AND CASH EQUIVALENTS - Beginning of year		23,863,219
CASH AND CASH EQUIVALENTS - End of year	$	25,478,678
SUPPLEMENTAL INFORMATION:		
Federal income tax refunded - Affiliate	$	2,832,139
State income tax refunded - Affiliate	$	596,734

The accompanying notes are an integral part of these financial statements.

1. BUSINESS AND ORGANIZATION

Sun Life Financial Distributors, Inc. (the "Company") is a Financial Industry Regulatory Authority ("FINRA") registered broker-dealer. The Company is a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc. (the "Parent"). The Parent contributes additional capital, as necessary for the Company to maintain all net capital requirements. The Company operated as a wholesaler of fixed, equity indexed, and variable insurance products until August 1, 2013. The Company distributed the annuities and certain insurance products issued by Sun Life Assurance Company of Canada ("Sun Canada"), Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)") and Sun Life Insurance and Annuity Company of New York ("Sun Life (NY)"), all affiliated companies. The Company does not carry securities accounts for customers or perform securities custodial functions.

On December 12, 2011, Sun Life Financial, Inc. ("SLF") announced the completion of a major strategic review of its business. As a result of this strategic review, SLF announced that it would close its domestic U.S. variable annuity and individual life products to new sales effective December 30, 2011. Therefore, effective December 31, 2011, the Company no longer distributed the annuity and certain insurance products of Sun Canada, Sun Life (U.S.) and Sun Life (NY).

On December 17, 2012, Sun Life Financial ("SLF") announced the execution of a definitive agreement to sell its domestic U.S. in force annuities business and certain life insurance businesses, inclusive of Sun Life (U.S.) and Sun Life (NY), to Delaware Life Holdings, LLC. The transaction closed on August 1, 2013. As a result, as of the closing the Company no longer received distribution fees on annuity products and certain insurance products of Sun Canada, Sun Life (U.S.) and Sun Life (NY).

On August 1, 2013, the Company entered into a Principal Underwriter's Agreement with Independence Life and Annuity Company ("ILAC"), an affiliated life insurance company. In accordance with the terms of this agreement the Company will serve as the principal underwriter with respect to the closed block of single-premium variable life insurance policies sold by ILAC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with remaining maturities of three months or less when purchased. At December 31, 2013, cash equivalents consisted of an investment in an unaffiliated money market fund.

Income and Expenses — Annuity and insurance products are sold through appropriately licensed broker/dealer firms, financial institutions and insurance producers (collectively, "Retail Brokerage Firms"). The Company has entered into Wholesaling Agreements with Sun Canada, Sun Life (U.S.) and Sun Life (NY) whereby it provides distribution services to the Retail Brokerage Firms in

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

return for a distribution fee based on the type of product sold and the principal amount of each transaction. When a policyholder's account reaches a million dollars the Company will reimburse the respective Insurance Company for certain fees. The reimbursement is recorded against distribution fee income in the accompanying statement of operations. This agreement was terminated effective August 1, 2013.

Underwriting fee income is earned pursuant to the Principal Underwriting Agreement with the Company's affiliate, ILAC. Investment income relates to interest earned on the Company's investment in a money market fund.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables, and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

3. RELATED-PARTY TRANSACTIONS

The accompanying financial statements have been prepared from the separate records maintained by the Company and reflect significant balances and transactions with affiliates. Such financial statements may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

The Company's distribution fee income as shown on the statement of operations is earned 100% from affiliates and former affiliates.

The Company had an administrative services agreement with an affiliate company, Sun Life (U.S.), under which the Company had agreed to pay fees for services provided. This agreement was terminated effective August 1, 2013. Included in service fees, for the year ended December 31, 2013, is $445,806 relating to the administrative services agreement.

Effective March 1, 2013, the Company entered an administrative services agreement with an affiliate company, Sun Canada, under which the Company has agreed to pay fees for services provided. Included in service fees, for year ended December 31, 2013, is $338,840 of expense related to this agreement.

The Company has a Principal Underwriter's Agreement with an affiliate company, ILAC, under which the Company is reimbursed for the cost of services provided by the Company. For the year ended December 31, 2013, the company received fees of $321,256 pursuant to this agreement which is recorded as underwriting fee income in the Statement of Operations.

4. FAIR VALUE MEASUREMENTS

The following section applies the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820 fair value hierarchy and disclosure requirements to the Company's financial instruments that are carried at fair value. FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. FASB

4. FAIR VALUE MEASUREMENTS (CONTINUED)

ASC Topic 820 does not change existing guidance as to whether or not an instrument is carried at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

During the year ended December 31, 2013, there were no changes to either the Company's valuation techniques or the related inputs.

Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 3 inputs are unobservable inputs reflecting the reporting entity's estimates of the assumptions that market participants would use in pricing the asset or liability.

If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

The Company has cash equivalents of $25,271,225 measured at fair value on a recurring basis as of December 31, 2013. Cash equivalents is considered a Level 1 fair value asset due to the short-term nature and liquidity of the balance.

The Company does not have any liabilities that are measured at fair value on a recurring basis as of December 31, 2013.

The Company determines transfers between levels based on the fair value of each security as of the beginning of the reporting period. During the year ended December 31, 2013, the Company did not have any transfers between levels.

5. RETIREMENT PLANS

Effective as of the close of business on December 31, 2009, Sun Life Services replaced Sun Life (U.S) as the sponsor of the Savings and Investment Plan and Other Post-Retirement Benefit Plans described below. The transfer did not change the benefits of the retirement plans or the Company's obligations there under.

5. RETIREMENT PLANS (CONTINUED)

Savings & Investment Plan

The Company participates in a Savings and Investment Plan, sponsored by Sun Life Services consisting of a savings account that qualifies under Section 401(k) of the Internal Revenue Code (the "401(k) Account") in which substantially all employees of at least age 21 are eligible to participate at their date of hire. Under the 401(k) Account of the Savings and Investment Plan, the Company matches, up to specified amounts, the employees' 401(k) contributions.

Effective January 1, 2006, the Savings and Investment Plan also includes a retirement investment account that qualifies under Section 401(a) of the Internal Revenue Code (the "RIA"). The Company contributes a percentage of each participant's eligible compensation for each applicable plan year.

Included in restructuring expense for the year ended December 31, 2013 is $13,090 related to 401(k) and RIA partial plan termination forfeiture reinstatements.

6. RESTRUCTURING

On December 12, 2011, SLF, the Company's ultimate parent, announced a restructuring its US operations. As a result, the US domestic variable annuity and individual life products were closed to new sales effective December 30, 2011. Therefore, effective December 31, 2011 the Company no longer distributed the annuity and insurance products of Sun Canada, Sun Life (U.S.) and Sun Life (NY).

For the year ended December 31, 2013, the Company recorded a recovery of restructuring costs of $48,072. Restructuring costs are recognized when there is a detailed plan that identifies the business and locations impacted and the number of employees who will receive termination benefits, as well as the expenditures to be made and when the plan will be implemented. The provision for the restructuring includes the Company's best estimate of the expenditures that will be required to settle its obligations under the plan and includes only costs that are result of the restructuring and not associated with the Company's ongoing activities.

For the year ended December 31, 2013, the change in the restructuring costs have been reported as restructuring expenses in the statement of operations and consisted of the following:

	2013 Expense	Prior Years Expense	Cumulative Restructuring Expense
Employee termination benefits	$13,090	$27,703,794	$27,716,884
Lease termination costs (reimbursement)	(59,302)	5,905,359	5,846,057
Other	(1,860)	885,625	883,765
Write-off on fixed and intangible assets	-	3,453,550	3,453,550
Total Restructuring Costs	$(48,072)	$37,948,328	$37,900,256

At December 31, 2013 the remaining restructuring liability was $25,576 and is included with liabilities on the statement of financial condition. Following is a roll forward of the restructuring liability from

6. RESTRUCTURING (CONTINUED)

December 31, 2012 to December 31, 2013. The Company expects to pay the remaining liability in 2014 and does not expect to incur any additional restructuring expense related to this transaction.

Restructuring liability balance at December 31, 2012	$ 374,787
Cash payments (net)	(301,139)
Current year expense	13,090
Recovery of prior year expense	(61,162)
Restructuring liability balance at December 31, 2013	$ 25,576

The remaining restructuring balance as of December 31, 2013 consists of lease termination costs.

7. INCOME TAXES

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes". Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by FASB ASC Topic 740. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated/combined tax return of the Parent and certain affiliates for state and federal income tax reporting. The method of allocation of the total consolidated/combined income tax among members of the consolidated/combined tax group is subject to a written agreement, approved by the Board of Directors. Under the current tax allocation agreements, federal and state income amounts are allocated among members of the consolidated/combined tax group based upon separate return calculations with current credit for losses that were utilized by the consolidated/combined tax group. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the group is able to recognize (or currently use) the related deferred tax asset or attribute. Thus the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group. Intercompany tax balances are settled on a quarterly basis within 30 days following a federal or state tax payment.

Certain provisions of FASB ASC Topic 740 prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return, and policies on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes interest and penalties accrued related to unrecognized tax benefits ("UTBs") in other operating expenses on the statement of operations for the year ended December, 31, 2013.

The Massachusetts Department of Revenue ("MA DOR") audited the 2009 tax year for the combined return. As the result of the audit, MA DOR allocated additional revenue to the Company as compensation for services rendered to insurance affiliates, which resulted in a $2,055,146 increase in aggregate tax liability for the combined group. A Notice of Intent to Assess ("NIA") was issued on October 19, 2012 for this liability with interest of $281,396 and a penalty of $595,992. The Company is in the process of appealing this assessment but recorded the liability, and associated interest and penalties, as of December 31, 2012. In 2013 additional interest was accrued of $133,872 as the

7. INCOME TAXES (CONTINUED)

assessment is still in appeals and was included in accrued expense on the accompanying balance sheet as of December 31, 2013.

The Company has several strong arguments against the revenue adjustment proposed by MA DOR, some of which are: the financial services industry, as a whole, has experienced significant turmoil beginning in 2007, which resulted in Sun Life's variable annuity business experiencing a significant financial loss. This loss ultimately led to the close of Sun Life's annuity business to new sales in December 2011. As the distributor of this line of business, the Company was equally impacted by the decrease in new sales while having to maintain the fixed costs, which resulted in net operating losses for consecutive years since 2007. As a result of closing the variable annuity business, the Company no longer distributes the annuities and certain insurance products of Sun Canada, Sun Life (U.S.) and Sun Life (NY) effective December 31, 2011. The Company operates under executed intercompany agreements with Sun Life (U.S.) and Sun Life (NY) to be compensated for the distribution of the annuity products. The intercompany agreements were reviewed and approved by DE and NY state insurance commissioners. Due to the above facts, the Company believes that it is more likely than not that it will prevail in the appeals process and therefore has not recorded a liability for unrecognized tax benefits for this item for any tax years subsequent to 2009.

The Internal Revenue Service ("IRS") is currently auditing the 2007, 2008 and 2009 tax years for the consolidated return and the RAR (Revenue Agent Report) was issued in December 2013. As of December 31, 2013 the Company is reviewing the RAR and has a 60 day extension to respond to the IRS. The 2003 through 2006 tax years for the consolidated return are still in the appeals process with the IRS. While the final outcome of the ongoing tax examination is not yet determinable, the Company does not believe that any adjustments would be material to its financial position. Tax years prior to 2003 are closed to examination and audit adjustments under the applicable statute of limitations.

A summary of the components of the tax benefit in the statements of operations for the year ended December 31, 2013 is as follows:

		2013
Current tax expense (benefit):		
Federal	$	(809,374)
State		176,111
Total current tax benefit		(633,263)
Deferred tax expense:		
Federal		410,188
State		28,446
Total deferred tax expense		438,634
Total tax benefit	$	(194,629)

7. INCOME TAXES (CONTINUED)

Federal income taxes attributable to the Company's operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate at 35%. The Company's effective rate differed from the federal income tax rate for the year ended December 31, 2013 as follows:

		2013
Expected tax benefit at U.S. statutory rate	$	(322,463)
Permanent adjustments:		
Nondeductible expenses		111
State tax income benefit (net of federal impact)		132,964
Provision to return adjustment and other		(5,241)
Total income tax expense	$	(194,629)

The deferred tax asset represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes, as well as the impact of UTBs. The components of the Company's deferred tax asset as of December 31, 2013 were as follows:

		2013
Deferred tax asset:		
Accrued interest on MA DOR Assessment		150,787
Other		10,228
Total deferred tax asset	$	161,015

8. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, at December 31, 2013 was $21,160,864 which was greater than the required net capital of $254,159 by $20,906,705. The ratio of aggregate indebtedness to net capital was 0.18 to 1.

9. EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(1) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are properly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owe money or securities to, customers.

10. CONTINGENCIES

The Company is subject to various threatened or pending legal actions and claims that have arisen in the ordinary course of business. In the opinion of management, the ultimate resolution of such legal proceedings and claims will not be materially adverse to the Company's financial position, results of operations or cash flows.

11. SUBSEQUENT EVENTS

Management has evaluated events subsequent to December 31, 2013 and through the Company's financial statement issuance date noting there are no subsequent events requiring disclosure. Management has not evaluated subsequent events after that date for presentation in these financial statements.

* * * * * *

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIRED UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2013

		2013
CAPITAL:		
Stockholder's equity	$	22,167,024
DEDUCTIONS — Nonallowable assets:		
Receivable from affiliates		321,256
Deferred federal tax asset – Affiliate		155,014
Deferred state tax asset – Affiliate		6,001
Prepaid Expenses		18,465
Total deductions		500,736
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		21,666,288
HAIRCUTS ON SECURITIES POSITIONS		(505,424)
NET CAPITAL	$	21,160,864
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	3,812,390
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER-DEALER (The greater of 6-2/3% of aggregate indebtedness, or $5,000)	$	254,159
EXCESS NET CAPITAL	$	20,906,705
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.18

NOTE: There were no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of December 31, 2013, filed on January 27, 2014.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

February 26, 2014

Sun Life Financial Distributors, Inc.
One Sun Life Executive Park
Wellesley, MA 02481-5699

In planning and performing our audit of the financial statements of Sun Life Financial Distributors, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc.) as of and for the year ended December 31, 2013 (on which we issued our report dated February 26, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

SIPC-3 2014

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] AVP + Sr. Counsel 1/15/14

Authorized Signature/Title Date

8-016198 FINRA DEC 12/30/1970
SUN LIFE FINANCIAL DISTRIBUTORS INC
ATTN: LEGAL DEPARTMENT
ONE SUN LIFE EXECUTIVE PK SC 2335
WELLESLEY HILLS, MA 02481-5699

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2014

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

From: (781) 446-1814
Joy Speranza
Sun Life Financial
One Sun Life Executive Park

Wellesley Hills, MA 02481

Origin ID: PMXA

FedEx. Express

E

J13201306280326

Ship Date: 15JAN14
ActWgt: 0.5 LB
CAD: 9212711/INET3430

Delivery Address Bar Code

SHIP TO: (202) 371-8300 BILL SENDER

Securities Investor Protection Corp
Securities Investor Protection Corp
805 15th Street NW
Suite 800
Washington, DC 20005

Ref # 430949
Invoice #
PO #
Dept #

THU - 16 JAN AA
STANDARD OVERNIGHT

TRK# 7976 4139 7190
0201

EP BZSA

20005
DC-US
IAD

51AG1/D6EC/1A9E

After printing this label:
1. Use the 'Print' button on this page to print your label to your laser or inkjet printer.
2. Fold the printed page along the horizontal line.
3. Place label in shipping pouch and affix it to your shipment so that the barcode portion of the label can be read and scanned.

Warning: Use only the printed original label for shipping. Using a photocopy of this label for shipping purposes is fraudulent and could result in additional billing charges, along with the cancellation of your FedEx account number.
Use of this system constitutes your agreement to the service conditions in the current FedEx Service Guide, available on fedex.com.FedEx will not be responsible for any claim in excess of $100 per package, whether the result of loss, damage, delay, non-delivery,misdelivery,or misinformation, unless you declare a higher value, pay an additional charge, document your actual loss and file a timely claim.Limitations found in the current FedEx Service Guide apply. Your right to recover from FedEx for any loss, including intrinsic value of the package, loss of sales, income interest, profit, attorney's fees, costs, and other forms of damage whether direct, incidental,consequential, or special is limited to the greater of $100 or the authorized declared value. Recovery cannot exceed actual documented loss.Maximum for items of extraordinary value is $1,000, e.g. jewelry, precious metals, negotiable instruments and other items listed in our ServiceGuide. Written claims must be filed within strict time limits, see current FedEx Service Guide.